

July 31, 2013

Via E-mail
Mr. Paul A. Novelly
Chief Executive Officer
World Point Terminals, LP
8235 Forsyth Blvd., Suite 400
St. Louis, Missouri 63105

> **Re:** **World Point Terminals, LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 23, 2013**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 26, 2013**
> **File No. 333-189396**

Dear Mr. Novelly:

We have reviewed your supplemental correspondence submitted July 22, 2013 and July 24, 2013 as well as your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence Filed July 22, 2013

Exhibit A – Prospectus

Unaudited Pro Forma Combined Financial Statements, page F-2

1. We note you disclose that your pro forma combined financial statements give pro forma effect to the execution of a new $200 million revolving credit facility. Clarify for us the extent to which you have a planned draw of this credit facility that would meet the criteria set forth in Rule 11-02(b)(6) of Regulation S-X requiring pro forma adjustments.

Note 2 – Pro Forma Combined Balance Sheet Adjustments, page F-7

2. We note you disclose under (b) that you plan to use the net proceeds from the offering to distribute $29.9 million to the selling unitholder, to reimburse for costs associated with the offering and for capital expenditures related to the contributed assets.

    Clarify for us the extent to which the $29.9 million represents a planned distribution akin to a dividend to the unitholder. For such amount, please provide a pro forma balance sheet reflecting the distribution accrual alongside your historical balance sheet, and related pro forma per unit data pursuant to SAB Topic 1:B.3.

Registration Statement on Form S-1

Exhibits

3. Please revise your exhibit index to reflect that confidential treatment has been requested with respect to certain portions of exhibits 10.5 and 10.6.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jennifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding issues related to the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Sean T. Wheeler